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                      SECURITIES AND  EXCHANGE COMMISSIONS
                           Washington,  DC  20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                        PACIFIC GATEWAY PROPERTIES, INC.
                               Name of Issuer

                  Common Stock, Par Value $1.00 Per Share
                        Title of Class of Securities


                                 694329-10-3
                                 CUSIP Number


                             Mr. Howard A. Jaffe
                         Vice Chairman of the Board
                         The Intergroup Corporation
                     2121 Avenue of the Stars,  Suite 2020
                        Los Angeles, California 90067
                                 (310) 556-1999
                    _________________________________________
                   Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications


                                 April 10, 1997
               Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [      ]

Check the following box if a fee is being paid with this
statement.     [     ]

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CUSIP No. 694329-10-3		                           			(Page 2 of 4 Pages)

1.	Name of Reporting Person	     		Tax Identification Number
  	The Intergroup Corporation	         	13-3293645

2.	Check the Appropriate Box if a Member of a Group
   	a.
	   b.

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings is Required
   	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
   	Delaware

Number of	                			7.	Sole Voting Power
Shares			                     		800 Shares of Common Stock
Beneficially
Owned by			                 	8.	Shared Voting Power
Each
Reporting
Person                   				9.	Sole Dispositive Power
With				                      		800 Shares of Common Stock

				                       	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned By Each Reporting Person
    	800 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    	Shares _________

13.	Percent of Class Represented by Amount in Row 11
	    0.0%

14.	Type of Reporting Person
    	CO

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                             AMENDMENT NO. 4
                                   TO
                             SCHEDULE 13D
                       OF THE INTERGROUP CORPORATION
                   REGARDING OWNERSHIP OF COMMON STOCK OF
                     PACIFIC GATEWAY PROPERTIES, INC.

This Amendment No. 4 to Schedule 13D is being filed by
The Intergroup Corporation ("Intergroup") to update information previously furnished in connection with the Common Stock, $1 par value per share (the "Stock"), of Pacific Gateway Properties, Inc. ("PGP"). This Amendment No. 4 reflect Stock sales by Intergroup.

The following Items of this Schedule 13D are amended:

Item 5.	Interest in Securities of the Issuer.

(a) At the close of business on April 10, 1997, Intergroup beneficially owned 800 shares, or 0.0% of the outstanding shares of Stock of PGP.

(b) Intergroup has sole voting and investment power with respect to the Stock disclosed in Item 5(a) above.

(c) Information with respect to transactions effected in the Stock during the past 60 days by Intergroup is set forth in Appendix I hereto.

(d) No person other than Intergroup has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock disclosed in Appendix I hereto.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 11, 1997
THE INTERGROUP CORPORATION

By: /s/ John V. Winfield
    Chairman and President
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                              APPENDIX I

The following table sets forth the trade date for each purchase and sale of Stock by Intergroup, the number of shares of Stock purchased and sold in each such transaction and the price per share in each such transaction effected during the past 60 days. All the shares of Stock were purchased or sold through the American Stock Exchange.



                      Number of         Number of        Price
                       Shares            Shares           per
Trade Date            Purchased           Sold           Share

February 11, 1997       35,000                            $4.25
April 10, 1997                          504,200           $5.63